Subsidiaries of OrthoPediatrics Corp.
As of December 31, 2020

Name of Subsidiary	Jurisdiction of Formation

Domestic Subsidiaries:
OrthoPediatrics US Distribution Corp.	Delaware
Vilex in Tennessee, Inc.	Tennessee
Orthex, LLC	Tennessee
Telos Partners, LLC	Colorado

International Subsidiaries:
OrthoPediatrics EU Limited	United Kingdom
OrthoPediatrics AUS PTY LTD	Australia
OrthoPediatrics NZ Limited	New Zealand
OP EU B.V.	Netherlands
OP Netherlands B.V.	Netherlands
ApiFix Ltd.	State of Israel